SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 28th October 2009
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 28th 2009	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

Press Release

Issued: Wednesday, 28th October 2009, London, U.K.

Unaudited Results announcement for the third quarter 2009

GSK delivers Q3 EPS of 28.5p before major restructuring* and dividend of 15p up 7%

- Return to sales growth with Q3 turnover +3% CER; +15% sterling

- Continued improvement expected in Q4
Results before major restructuring*

				9 months
	Q3 2009	Growth		2009	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	6,758	3	15	20,274	(1)	16
Earnings per share	28.5p	(3)	13	85.8p	(12)	10
Total results

					9 months
	Q3 2009		Growth		2009	Growth
	£m	CER%		£%	£m	CER%	£%
Turnover	6,758	3		15	20,274	(1)	16
Restructuring charges	152				605
Earnings per share	26.3p	11		31	77.0p	(12)	11

The full results are presented under ‘Income Statement’ on pages 7 and 13.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 6.
Summary
•	Portfolio diversification and investment in key areas drives return to sales growth: Emerging Markets (+25%); Japan (+19%) and Consumer Healthcare (+8%)

•	Further growth expected in Q4 2009 including significant sales of influenza products

•	US sales -12% primarily due to continued adverse impact of generic competition

•	Significant progress made to expand new vaccines portfolio: Cervarix approved in USA and Japan; Pandemrix approved in Europe. Menhibrix filed in the USA in August; Major new contract secured in Brazil for Synflorix

•	Pipeline momentum sustained with 30 assets in late-stage development: US approvals of Votrient and Arzerra; US/EU filings of Avodart for prostate cancer risk reduction and progress made in darapladib and Horizon development programmes

•	Cumulative net cash inflow from operating activities up 10%; Q3 dividend 15p, up 7%

•	EPS before major restructuring 28.5p -3% CER, up 13% in sterling terms

Press Release
GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s review
The dynamics of GSK’s business are changing. We are seeing direct evidence of success in our strategy to grow and diversify the business away from a dependency on “white pill/western markets”. Less than 30% of this quarter’s sales were generated from these products and markets compared to 38% in the second quarter of 2008.
This quarter’s total sales were up 3%, marking a return to growth and reflecting the reallocation of resources to key investment areas: sales in Emerging Markets were up 25%; in Japan up 19% and in Consumer Healthcare up 8%.
GSK’s Consumer Healthcare performance is especially impressive given it was set against a backdrop of estimated global market growth of only 1.5%. GSK’s OTC, Oral Healthcare and Nutritional Healthcare businesses grew 9%, 10% and 4%, respectively, in the quarter. We are continuing to look for further investment opportunities, and last month for example signed a new agreement with a leading distributor to launch Lucozade across China.
Sales in Emerging Markets now represent 14% of pharmaceutical turnover compared to 12% this time last year. Growth in these markets is being driven both organically, notably through Seretide, Augmentin and vaccines, and through newly acquired products, which contributed over £35 million this quarter.
Further progress in building our long-term presence in these markets was demonstrated with two major new partnerships this quarter. In Brazil, we signed a 10-year agreement with the Fiocruz Foundation to supply Synflorix; whilst in China, we reached an agreement with the Walvax Biotech Company to develop paediatric vaccines.
In Japan, new product momentum continues. Earlier this month Cervarix was approved and we submitted a regulatory application for Promacta. Both of these are ‘firsts’ in their class and this is indicative of the innovation on which we are building this business. We have now received regulatory clearance for 4 major new products this year – Allermist, Avolve (Avodart), Cervarix and Tykerb.
Vaccines sales were lower this quarter, in part due to phasing of shipments. As this business continues to grow, I expect that the volatility associated with the timing of large tenders and bulk shipments will be a recurring factor in GSK’s reporting. Year to date sales were up 8% to nearly £2.2 billion and represented 11% of Group turnover.
As I said earlier this year, the US marketplace is changing and there are many dynamics at play, including the progress of healthcare reform and increased pricing pressure, to which we are actively responding.
We have made significant changes to adapt our US business and continue to manage a major transition to our US product portfolio. Overall, the number of products facing generic competition is reducing, although 2010 will remain challenging as the impact of expected generic competition to Valtrex is absorbed. At the same time, we are rapidly increasing the number of new products.
In the last two weeks, we have received US approvals for Cervarix, Votrient and Arzerra. This quarter 2 key FDA filings were also completed: Avodart for prostate cancer risk reduction and Menhibrix, a vaccine to protect against meningococcal disease and Haemophilus influenzae type b (Hib).
Issued: Wednesday, 28th October 2009, London, U.K.

Press Release
It is clear that improvements in performance for our US business will take time; however, I do expect that the changes within our product portfolio and the outputs of our restructuring programme will become increasingly evident.
In Europe, we received approval for Pandemrix, our pandemic H1N1 vaccine. This follows more than 10 years of investment and effort into research of pandemic influenza. To date we have announced orders worldwide for approximately 440 million doses of the vaccine.
The positive impact on sales growth of the acquisitions made over the last 12 months is becoming apparent. This quarter, Stiefel dermatology products contributed more than £100 million of sales.
To improve transparency and understanding of our increasingly diversified business, we have decided to make some changes to our financial reporting next year. From the first quarter of 2010, we will report additional P&L information for all of our major business units.
Our strategic priorities are designed to drive both turnover and profit growth and we must now translate the good progress we have made at the sales level into improved and sustainable earnings growth.
Cost containment is therefore very high on my agenda. Our restructuring programme to deliver £1.7 billion in annual savings is making good progress and cumulative annualised cost savings now amount to £1 billion. This programme is helping to improve productivity and support investment in our strategic priorities.
Return on investment and effective deployment of capital are critical measures in the investment decisions we are making and in the management of our business. This is evident in our allocation of SG&A expenditure. For example, in the third quarter whilst SG&A spend grew 12% in key investment areas, expenditure was actively contracted in US and European pharmaceutical markets by 6%.
To discharge risk in R&D we are consciously assessing resource and allocation of investment. This quarter, darapladib, a potential new treatment for atherosclerosis, passed a key checkpoint in its phase III development programme by meeting interim safety criteria in the STABILITY trial. Development of this asset will therefore continue as planned with another large-scale CV outcome study due to commence shortly. We also started phase III trials for project Horizon in COPD this month.
In the same manner, our decision to terminate development of Rezonic was ultimately dictated by where we could best allocate R&D and launch investment to deliver success.
Sustained cash generation is also an important measure of GSK’s progress. Cumulative net cash inflow from operating activities was up 10%. This has further supported our progressive dividend policy. The Q3 dividend is 15p, up 7%.
In conclusion, and as I have previously described, our third quarter performance reinforces our expectations of an improved performance for GSK in the second half of 2009. In the fourth quarter, I expect further improvement including significant sales generated from our influenza products.
The delivery of our strategic priorities is required over a multi-year time frame, but I believe that the progress we have made so far provides us with a strong platform to realise our long-term objective of delivering sustainable growth for shareholders.
Andrew Witty
Chief Executive Officer
Video summaries of Andrew Witty discussing today’s results are available on www.gsk.com
Issued: Wednesday, 28th October 2009, London, U.K.

Press Release
Trading update
Turnover and key product movements impacting performance — Q3 2009
Total Group turnover grew 3%, with pharmaceuticals up 2% and Consumer Healthcare up 8%. Within pharmaceuticals, a decline in US turnover (-12%) was offset by growth in Europe (+3%), Emerging Markets (+25%) and Japan (+19%). Stiefel contributed £111 million to pharmaceutical turnover in the quarter.
Sales of Seretide/Advair grew 5% to £1.2 billion in the quarter. Reported US sales were down 1% to £587 million. Underlying US growth for the quarter is estimated to be around 4%, with the difference primarily due to wholesaler stocking patterns. Total Advair growth was boosted by strong performances in Europe (+9% to £378 million), Emerging Markets (+25% to £66 million) and Japan (+32% to £44 million). Elsewhere in the respiratory portfolio, sales of Ventolin (+28% to £110 million) continued to be strong, in particular benefiting from successful retail contracting initiatives in the USA.
Relenza sales were £182 million reflecting continued orders from Governments for pandemic stockpiling. Other strong pharmaceutical performances included Avodart (+14% to £131 million), Lovaza (+27% to £111 million) and Tykerb (+54% to £46 million).
Vaccine sales declined 2% in the quarter to £802 million. Performance benefited from strong growth of Rotarix (+92% to £84 million) and Boostrix (+55% to £39 million) and from the start of Synflorix (sales of £13 million). These were offset, however, by sales declines of Infanrix/Pediarix (-10%) which continues to be impacted by increased competition in the DTPa segment in the USA, and lower sales of Hepatitis vaccines (-12%) which resulted from lower sales to the military and return of competitor supply in the USA. Sales of Fluarix/Flulaval declined 14% to £147 million primarily as a result of lower sales in the USA. Cervarix sales of £28 million in the quarter were adversely impacted by the timing of tender shipments in Europe.
Sales of several products continue to be significantly impacted by generic competition in the USA: Imigran (-74% to £53 million), Lamictal (-21% to £121 million) and Requip (-30% to £43 million). Wellbutrin XL sales fell 81% to £6 million, reflecting the sale of the product in the USA to Biovail in Q2.
Total Consumer Healthcare sales rose 8% to £1.2 billion, with growth in all regions: Europe (+9%), USA (+3%) and Rest of World (+11%).
Oral care sales rose 10% to £375 million, driven by continued strong performances of Sensodyne (+20%) and denture products Polident, Poligrip and Corega (+10%). Sales of recently acquired dry mouth treatment Biotene were £7 million in the quarter. Nutritional healthcare sales were up 4%, with growth of Horlicks (+13%) and Lucozade (+4%) partially offset by a decline in Ribena sales (-9%) resulting from a reduction in ‘impulse sector’ demand in the UK. OTC sales rose 9% to £567 million. Helped by the ongoing launches in Europe, weight loss treatment alli continues to perform well with sales more than doubling to £49 million in the quarter. Other strong OTC performances included Panadol (+7% to £96 million), Contac (sales more than doubled to £21 million) and Abreva (+36% to £18 million). These were partially offset by a 16% decline in NRT sales resulting primarily from the comparison with Q3 2008 which benefited from the stocking for the launch of Nicorette whitening gum in the USA and the launch of NRT products in Japan.
Issued: Wednesday, 28th October 2009, London, U.K.

Press Release
Operating profit and earnings per share commentary — Q3 2009
Results before major restructuring
Operating profit before major restructuring for Q3 2009 was £2,223 million, a 3% decline in CER terms.
Cost of sales was 25.6% of turnover, higher than Q2 2009 and prior year (Q3 2008: 24.8%), principally reflecting the impact of generic competition to higher margin products in the USA and changes to product mix in the quarter. The company continues to expect cost of sales to be in the range of 24% to 25% of turnover for the full year.
SG&A costs as a percentage of turnover increased to 30.5% in the quarter (Q3 2008: 28.3%). The increase over prior year reflected investment in growth markets, increased pension costs and the consolidation of the Stiefel business for the first time, partially offset by the benefits of the restructuring programme. Excluding legal costs of £63 million, SG&A costs were 29.6% of turnover (Q3 2008: 27.3%). The company continues to expect SG&A costs excluding legal charges to be around 29% of turnover in 2009 (2008: 27.7%).
R&D expenditure was 12.8% of turnover in the quarter, benefiting from a provision release due to reassessment of a receivable balance in the quarter. Excluding this item, R&D expenditure was 13.6% of turnover as restructuring savings were partially offset by increased investment in vaccines. The company now expects full year R&D costs as a percentage of sales to be broadly in line with 2008 (14.4%).
In the quarter, gains from asset disposals were £17 million (Q3 2008: £21 million), costs for legal matters were £63 million (Q3 2008: £58 million) and fair value movements on financial instruments were £nil (Q3 2008: £37 million charge).
Other operating income in the quarter was £123 million comprising royalty income of £103 million which included a royalty receipt of £29 million following settlement of a royalty dispute in the quarter (Q3 2008 royalty income: £80 million), a £79 million gain resulting from the same settlement and asset disposals of £17 million, offset by an £83 million equity investment impairment.
EPS before major restructuring of 28.5p decreased 3% in CER terms (a 13% increase in sterling terms) compared with Q3 2008. The favourable currency impact of 16 percentage points reflected the weakness of Sterling against most major currencies, compared with the same period last year.
Total results after restructuring
Operating profit after restructuring for Q3 2009 was £2,071 million, a 7% increase in CER terms. This included £152 million of restructuring charges related to the current restructuring programme (Q3 2008: £322 million); £50 million was charged to cost of sales (Q3 2008: £130 million), £82 million to SG&A (Q3 2008: £157 million) and £20 million to R&D (Q3 2008: £35 million). EPS after restructuring of 26.3p increased 11% in CER terms (a 31% increase in sterling terms) compared with Q3 2008.
Cash flow and net debt
Net cash inflow from operating activities in Q3 2009 was £2,081 million, up 10% in sterling terms. For the nine months net cash inflow from operating activities was £5,580 million, a 10% increase in sterling terms over the previous year. This cash inflow was used to fund net interest payable of £309 million, capital expenditure on property, plant and equipment and intangible assets of £1,232 million, acquisitions of £2,677 million and the dividend paid to shareholders of £2,290 million.
Net debt at 30th September 2009 of £10.2 billion, comprising gross debt of £16.9 billion and cash and liquid investments of £6.7 billion, remains at the same level as at 31st December 2008.
At 30th September 2009, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1.9 billion with no further borrowings repayable in the subsequent year.
Issued: Wednesday, 28th October 2009, London, U.K.

Press Release
On 6th July 2009, GSK issued a €1.6 billion bond under its Euro Medium Term Note programme. The bond matures on 6th July 2015 and has a coupon of 3.875%.
Dividends
The Board has declared a third interim dividend of 15 pence per share (Q3 2008: 14 pence). The equivalent interim dividend receivable by ADR holders is 49.002 cents per ADS based on an exchange rate of £1/$1.6334. The ex-dividend date will be 4th November 2009, with a record date of 6th November 2009 and a payment date of 7th January 2010.
Currency impact
The Q3 results are based on average exchange rates, principally £1/$1.62, £1/€1.14 and £1/Yen 149. The nine month exchange rates are given on page 27. The period end exchange rates were £1/$1.60, £1/€1.09 and £1/Yen 143. If exchange rates were to hold at these period end levels for the rest of 2009, the estimated positive impact on full year 2009 sterling EPS growth before major restructuring would be around 15 percentage points.
GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson Claire Brough Alexandra Harrison Stephen Rea Gwenan White	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Kevin Colgan Sarah Alspach	(919) 483 2839 (919) 483 2839 (919) 483 2839 (919) 483 2839

	European Analyst / Investor	David Mawdsley Sally Ferguson Gary Davies	(020) 8047 5564 (020) 8047 5543 (020) 8047 5503

	US Analyst / Investor	Tom Curry Jen Hill Baxter	(215) 751 5419 (215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2008.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Income statement
Three months ended 30th September 2009

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	Q3 2009	Growth	Q3 2009	Q3 2009	Q3 2008	Q3 2008	Q3 2008
	£m	CER%	£m	£m	£m	£m	£m
TURNOVER	6,758	3		6,758	5,882		5,882

Cost of sales	(1,732)	11	(50)	(1,782)	(1,460)	(130)	(1,590)

Gross profit	5,026	—	(50)	4,976	4,422	(130)	4,292

Selling, general and administration	(2,064)	9	(82)	(2,146)	(1,662)	(157)	(1,819)
Research and development	(862)	(4)	(20)	(882)	(834)	(35)	(869)
Other operating income	123			123	53		53

OPERATING PROFIT	2,223	(3)	(152)	2,071	1,979	(322)	1,657

Finance income	19			19	98		98
Finance costs	(199)			(199)	(218)		(218)
Share of after tax profits of associates and joint ventures	22			22	16		16

PROFIT BEFORE TAXATION	2,065	(5)	(152)	1,913	1,875	(322)	1,553

Taxation	(585)		43	(542)	(559)	62	(497)
Tax rate %	28.3%			28.3%	29.8%		32.0%

PROFIT AFTER TAXATION FOR THE PERIOD	1,480	(3)	(109)	1,371	1,316	(260)	1,056

Profit attributable to minority interests	36			36	29		29
Profit attributable to shareholders	1,444		(109)	1,335	1,287	(260)	1,027

	1,480		(109)	1,371	1,316	(260)	1,056

EARNINGS PER SHARE	28.5p	(3)		26.3p	25.2p		20.1p

Diluted earnings per share	28.3p			26.1p	25.0p		20.0p

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Pharmaceuticals turnover
Three months ended 30th September 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,594	6	744	2	511	7	339	14
Avamys/Veramyst	31	59	15	8	9	>100	7	>100
Flixonase/Flonase	28	(21)	3	(57)	9	(18)	16	(7)
Flixotide/Flovent	169	—	85	4	38	(5)	46	(3)
Seretide/Advair	1,152	5	587	(1)	378	9	187	15
Serevent	54	(18)	16	(18)	27	(16)	11	(27)
Ventolin	110	28	35	>100	35	3	40	—
Zyrtec	18	>100	—	—	—	—	18	>100

Anti-virals	1,049	15	500	8	247	13	302	32
HIV	392	(7)	168	(5)	155	(6)	69	(11)
Agenerase, Lexiva	43	(3)	24	—	15	(7)	4	—
Combivir	102	(15)	43	(10)	36	(13)	23	(23)
Epivir	34	(14)	12	(9)	12	(15)	10	(18)
Epzicom/Kivexa	131	6	52	2	60	10	19	6
Trizivir	48	(12)	23	(13)	19	(23)	6	67
Ziagen	26	(11)	13	10	8	(13)	5	(33)

Valtrex	349	(1)	265	3	38	(3)	46	(16)

Relenza	182	>100	45	>100	38	—	99	>100
Zeffix	54	14	4	—	7	—	43	19

Central nervous system	418	(37)	115	(67)	139	(9)	164	11
Imigran/Imitrex	53	(74)	19	(89)	23	(8)	11	(10)
Lamictal	121	(21)	64	(35)	38	(5)	19	20
Requip	43	(30)	(4)	>(100)	34	(9)	13	13
Requip XL	31	87	7	75	23	100	1	—
Seroxat/Paxil	120	(12)	5	(54)	22	(26)	93	1
Treximet	15	>100	15	>100	—	—	—	—
Wellbutrin	16	(70)	4	(86)	8	33	4	(33)

Cardiovascular and urogenital	552	5	336	4	142	2	74	14
Arixtra	60	20	32	23	24	11	4	67
Avodart	131	14	80	10	36	10	15	50
Coreg	39	(30)	39	(31)	—	—	—	—
Fraxiparine	56	(12)	—	—	42	(15)	14	—
Levitra	20	6	18	7	1	—	1	—
Lovaza	111	27	111	25	—	—	—	—
Vesicare	25	17	25	17	—	—	—	—
Volibris	6	>100	—	—	5	>100	1	—

Metabolic	284	(13)	132	(15)	67	(14)	85	(10)
Avandia products	185	(14)	97	(14)	42	(19)	46	(9)
Avandia	108	(19)	62	(18)	16	(25)	30	(16)
Avandamet	66	(6)	29	(8)	25	(12)	12	9
Bonviva/Boniva	60	(5)	35	(17)	22	11	3	50

Anti-bacterials	376	3	39	(15)	146	(4)	191	14
Augmentin	162	8	9	(22)	68	2	85	17

Oncology and emesis	149	4	64	(11)	51	15	34	26
Hycamtin	41	9	24	—	14	8	3	100
Promacta	3	—	3	—	—	—	—	—
Tyverb/Tykerb	46	54	12	(8)	19	90	15	>100
Zofran	23	(33)	(1)	(100)	12	(20)	12	(17)

Vaccines	802	(2)	206	(20)	344	(3)	252	20
Boostrix	39	55	24	54	11	43	4	100
Cervarix	28	(40)	—	—	17	(61)	11	>100
Fluarix, FluLaval	147	(14)	63	(19)	60	(10)	24	(9)
Flu Pre-Pandemic	11	—	—	—	4	(60)	7	—
Hepatitis	170	(12)	67	(29)	65	—	38	10
Infanrix, Pediarix	167	(10)	30	(52)	105	8	32	22
Rotarix	84	92	22	>100	14	9	48	83
Synflorix	13	—	—	—	11	—	2	—
Other	258	15	7	(75)	87	25	164	16

	5,482	—	2,143	(12)	1,734	3	1,605	16

Stiefel products	111	—

	5,593	2

Pharmaceutical turnover includes co-promotion income.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Consumer Healthcare turnover
Three months ended 30th September 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	567	9	174	(3)	186	27	207	6
Alli	49	>100	20	—	29	—	—	—
Breathe Right	23	5	15	—	5	—	3	50
Cold sore franchise	28	14	17	40	9	—	2	(25)
Nicotine replacement therapy	79	(16)	58	(17)	13	—	8	(30)
Panadol	96	7	—	—	26	32	70	—
Tums	25	—	20	—	1	—	4	(33)

Oral healthcare	375	10	75	20	190	3	110	18
Aquafresh franchise	126	(2)	23	—	75	(3)	28	—
Biotene	7	—	4	—	1	—	2	—
Denture care	85	10	19	13	32	15	34	4
Sensodyne franchise	118	20	28	41	48	7	42	27

Nutritional healthcare	223	4	—	—	125	(2)	98	15
Horlicks	64	13	—	—	4	(20)	60	17
Lucozade	104	4	—	—	92	2	12	18
Ribena	40	(9)	—	—	29	(12)	11	—

	1,165	8	249	3	501	9	415	11

Statement of comprehensive income

	3 months 2009	3 months 2008
	£m	£m
Profit for the period	1,371	1,056

Exchange movements on overseas net assets	457	132
Tax on exchange movements	—	2
Fair value movements on available-for-sale investments	102	71
Deferred tax on fair value movements on available-for-sale investments	(1)	(2)
Actuarial gains/(losses) on defined benefit plans	434	(453)
Deferred tax on actuarial movements in defined benefit plans	(102)	145
Fair value movements on cash flow hedges	—	5
Deferred tax on fair value movements on cash flow hedges	—	(3)

Other comprehensive income for the period	890	(103)

Total comprehensive income for the period	2,261	953

Total comprehensive income for the period attributable to:
Shareholders	2,217	907
Minority interests	44	46

	2,261	953

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: elesclomol, Lamictal XR/ODT, Lunivia.

Biopharmaceuticals		USA	EU	News update in the quarter
mepolizumab	HES	n/a	File withdrawn July 2009	No longer pursuing HES indication. Severe asthma (Phase IIb) now lead indication.
Arzerra (ofatumumab)	CLL	Approved Oct 2009	Filed Feb 2009	Approved in the USA on 26th October 2009. Positive data announced from Phase II combination study 407 in front-line CLL 11th August.
	NHL	Ph III	Ph III	Data announced from monotherapy study 405 in Rituxan-refractory NHL 17th August. Positive data announced from Phase II study 409 in front-line NHL 26th August.
	RA	Ph III	Ph III	Positive data announced from study 635 in RA 30th July.
Benlysta (belimumab)	Systemic lupus	Ph III	Ph III	BLISS-52 data presented at ACR on 20th October.
otelixizumab	Type 1 diabetes	Ph III	Ph III
Syncria	Type 2 diabetes	Ph III	Ph III
denosumab	Post menopausal osteoporosis	n/a	Filed	Commercialisation agreement with Amgen announced 27th July 2009.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute coronary syndrome	Filed	Approved
Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.
darapladib	Atherosclerosis	Ph III	Ph III	Second Phase III study (SOLID) to commence in December.

Neurosciences		USA	EU	News update in the quarter
‘262 (formerly known as Solzira)	RLS	Filed Jan 2009	Ph III	PDUFA date 9th November 2009. Positive data from two PHN studies announced 17th September and 5th October.
almorexant	Primary insomnia	Ph III	Ph III
retigabine	Epilepsy	Ph III	Ph III	Announced 24th August that PHN study did not achieve primary efficacy endpoint.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP	Approved	Filed	Filed in Japan 30th September.
	Hepatitis C	Ph III	Ph III
	CLD	Ph III	Ph III	Chronic liver disease study is currently suspended.
Avodart	Prostate cancer prevention	Filed Sept 2009	Filed Sept 2009	Filed in USA and in EU on 30th September 2009.
	Duodart/Flodart (fixed dose combination with tamsulosin)	Filed Mar 2009	Filed	COMBAT study published online in European Urology in October 2009.
Rezonic/Zunrisa	CINV/PONV	File withdrawn Sept 2009	File withdrawn Sept 2009
Votrient/Patorma (pazopanib)	Renal cell cancer	Approved Oct 2009	Filed Mar 2009	Approved in the USA on 19th October 2009.
	Sarcoma	Ph III	Ph III
	Ovarian	Ph III	Ph III
	First-line metastatic	Filed Mar 2009	Filed Mar 2009
Tykerb	Inflammatory breast cancer	Filed Sept 2009	n/a	Filed in USA on 18th September 2009.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III

Respiratory & Immuno- inflammation		USA	EU	News update in the quarter
HORIZON (‘444 & ‘698)	COPD	Ph III	Ph III	Announced Phase III start 27th October 2009.

Vaccines		USA	EU	News update in the quarter
Hiberix	monovalent Hib vaccine	Approved Aug 2009	Approved	Approved for booster (4th) dose in USA 19th August 2009.
Cervarix	HPV prophylaxis	Approved Oct 2009	Approved	Approved in USA and Japan 16th October 2009.
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed Aug 2009	n/a	Filed in USA on 12th August 2009.
Pandemrix (H1N1)	H1N1 pandemic influenza prophylaxis (adjuvanted)	n/a	Approved Sept 2009	Filed unadjuvanted H1N1 in USA on 4th September 2009.
Prepandrix (H5N1)	H5N1 pandemic influenza prophylaxis	Ph III	Approved
MAGE-A3	NSCLC	Ph III	Ph III
	Melanoma	Ph III	Ph III
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New generation flu	Influenza prophylaxis	Ph III	Ph III
Simplirix	Genital herpes prophylaxis	Ph III	Ph III
Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Turnover and key product movements impacting performance — nine months to 30th September 2009
Total Group turnover fell 1%, with a 3% decline in pharmaceutical sales partly offset by a 7% increase in Consumer Healthcare sales.
The 3% decline in total pharmaceutical sales was driven primarily by generic competition to several significant CNS products in the USA, including Lamictal and Imitrex (total CNS sales in the USA were down 74% to £473 million). This was partly offset by growth in several areas including: respiratory products (+4% to £5,063 million), vaccines (+8% to £2,183 million) and sales of anti-viral treatment Relenza (more than doubled to £464 million). Regionally, US pharmaceutical sales declined 16% whilst sales grew +3% in Europe, +19% in Emerging Markets and +18% in Japan. Stiefel contributed £111 million to pharmaceutical turnover.
Total Consumer Healthcare sales grew 7% to £3,476 million with overall growth in each category of business: OTC medicines (+9% to £1,707 million), Oral care (+8% to £1,109 million) and Nutritional Healthcare (+2% to £660 million).
Operating profit and earnings per share commentary — nine months to 30th September 2009
Results before major restructuring
Operating profit before major restructuring for the nine months to 30th September 2009 was £6,580 million, a 13% decline in CER terms.
Cost of sales increased to 24.6% of turnover (2008: 23.7%), principally reflecting the impact of generic competition to higher margin products in the USA.
SG&A costs as a percentage of turnover increased by 2.2 percentage points to 31.7% compared with 2008. This reflected investment in growth markets, the acquisition of Stiefel, increased legal costs and exchange losses on inter-company transactions, partially offset by the benefits of the current restructuring programme. Excluding legal costs of £199 million and exchange losses of £94 million, SG&A costs were 30.2% of turnover (2008: 29.2%).
R&D expenditure at 14.0% (2008: 13.9%) of total turnover included £161 million of intangible asset write-offs (2008: £4 million).
Other operating income was £582 million including asset disposals of £364 million, primarily reflecting the disposal of Wellbutrin XL, royalty income of £229 million (2008: £210 million), and a settlement gain of £79 million, partially offset by equity investment impairments of £99 million. In addition, profit on disposal of interests in associates was £115 million as 5.7 million Quest shares were sold in the first quarter.
EPS before major restructuring of 85.8p decreased 12% in CER terms (a 10% increase in sterling terms) compared with 2008. The favourable currency impact of 22 percentage points reflected the weakness of Sterling against most major currencies compared with last year.
Total results after restructuring
Operating profit after restructuring for the nine months to 30th September 2009 was £5,978 million, down 14% CER (an increase of 8% in sterling terms) compared with 2008. This included £602 million of restructuring charges (2008: £594 million); £264 million was charged to cost of sales (2008: £328 million), £218 million to SG&A (2008: £213 million) and £120 million to R&D (2008: £53 million). EPS after restructuring of 77.0p decreased 12% CER but increased 11% in sterling terms compared with 2008.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Income statement
Nine months ended 30th September 2009

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	9 months		9 months	9 months	9 months	9 months	9 months
	2009	Growth	2009	2009	2008	2008	2008
	£m	CER%	£m	£m	£m	£m	£m

TURNOVER	20,274	(1)		20,274	17,442		17,442

Cost of sales	(4,997)	10	(264)	(5,261)	(4,134)	(328)	(4,462)

Gross profit	15,277	(5)	(264)	15,013	13,308	(328)	12,980

Selling, general and administration	(6,420)	4	(218)	(6,638)	(5,147)	(213)	(5,360)
Research and development	(2,859)	3	(120)	(2,979)	(2,416)	(53)	(2,469)
Other operating income	582			582	408		408

OPERATING PROFIT	6,580	(13)	(602)	5,978	6,153	(594)	5,559

Finance income	65			65	276		276
Finance costs	(567)		(3)	(570)	(600)	(2)	(602)
Profit on disposal of interest in associate	115			115
Share of after tax profits of associates and joint ventures	53			53	30		30

PROFIT BEFORE TAXATION	6,246	(14)	(605)	5,641	5,859	(596)	5,263

Taxation	(1,797)		157	(1,640)	(1,699)	131	(1,568)
Tax rate %	28.8%			29.1%	29.0%		29.8%

PROFIT AFTER TAXATION FOR THE PERIOD	4,449	(14)	(448)	4,001	4,160	(465)	3,695

Profit attributable to minority interests	100			100	75		75
Profit attributable to shareholders	4,349		(448)	3,901	4,085	(465)	3,620

	4,449		(448)	4,001	4,160	(465)	3,695

EARNINGS PER SHARE	85.8p	(12)		77.0p	78.0p		69.2p

Diluted earnings per share	85.2p			76.4p	77.5p		68.7p

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Pharmaceuticals turnover
Nine months ended 30th September 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	5,063	4	2,413	2	1,607	2	1,043	13
Avamys/Veramyst	109	91	53	11	34	>100	22	>100
Flixonase/Flonase	136	(22)	21	(61)	33	(23)	82	7
Flixotide/Flovent	553	(2)	281	4	129	(4)	143	(8)
Seretide/Advair	3,611	5	1,888	—	1,173	4	550	23
Serevent	175	(21)	53	(16)	87	(18)	35	(35)
Ventolin	338	25	105	>100	108	1	125	(3)
Zyrtec	53	54	—	—	—	—	53	54

Anti-virals	3,117	13	1,484	7	823	19	810	18
HIV	1,193	(8)	527	(7)	480	(10)	186	(8)
Agenerase, Lexiva	134	(2)	74	4	48	(9)	12	—
Combivir	316	(16)	140	(13)	114	(19)	62	(16)
Epivir	99	(19)	36	(15)	38	(23)	25	(19)
Epzicom/Kivexa	397	7	160	2	181	7	56	26
Trizivir	152	(17)	78	(16)	63	(21)	11	11
Ziagen	78	(15)	38	(3)	26	(15)	14	(35)

Valtrex	1,072	3	813	9	119	(2)	140	(16)

Relenza	464	>100	75	>100	173	>100	216	>100
Zeffix	162	(1)	13	(9)	22	—	127	(1)

Central nervous system	1,366	(49)	473	(74)	428	(7)	465	4
Imigran/Imitrex	185	(69)	80	(84)	71	(8)	34	(4)
Lamictal	368	(59)	195	(74)	115	(4)	58	4
Requip	144	(40)	10	(91)	101	(3)	33	14
Requip XL	83	>100	20	>100	62	>100	1	—
Seroxat/Paxil	384	(15)	32	(52)	77	(20)	275	(3)
Treximet	41	>100	41	>100	—	—	—	—
Wellbutrin	110	(67)	78	(76)	21	58	11	(10)

Cardiovascular and urogenital	1,683	7	1,040	8	428	2	215	14
Arixtra	180	29	98	35	69	20	13	38
Avodart	387	15	236	11	109	13	42	48
Coreg	141	(21)	140	(21)	—	—	1	(50)
Fraxiparine	169	(10)	—	—	128	(13)	41	6
Levitra	58	7	54	5	3	50	1	—
Lovaza	321	32	320	32	—	—	1	100
Vesicare	75	23	75	23	—	—	—	—
Volibris	12	>100	—	—	11	>100	1	—

Metabolic	881	(14)	431	(16)	206	(15)	244	(7)
Avandia products	580	(16)	316	(17)	131	(23)	133	(5)
Avandia	350	(20)	207	(22)	52	(24)	91	(14)
Avandamet	199	(10)	89	(7)	75	(21)	35	19
Bonviva/Boniva	188	(4)	114	(14)	66	12	8	60

Anti-bacterials	1,183	2	132	(16)	481	(5)	570	13
Augmentin	494	3	36	(18)	213	(3)	245	13

Oncology and emesis	459	8	222	(2)	152	14	85	23
Hycamtin	127	7	74	4	44	11	9	13
Promacta	8	—	8	—	—	—	—	—
Tyverb/Tykerb	121	54	40	(3)	54	96	27	>100
Zofran	85	(19)	10	(38)	40	(23)	35	(6)

Vaccines	2,183	8	521	(9)	950	7	712	27
Boostrix	104	64	56	63	29	32	19	>100
Cervarix	149	94	—	—	119	85	30	>100
Fluarix, FluLaval	169	(4)	68	(14)	60	(9)	41	28
Flu Pre-Pandemic	47	(16)	25	—	14	(71)	8	—
Hepatitis	514	(9)	206	(19)	198	(5)	110	7
Infanrix, Pediarix	496	(12)	107	(46)	305	2	84	10
Rotarix	212	79	59	>100	39	17	114	48
Synflorix	25	—	—	—	21	—	4	—

Other	752	(5)	14	(15)	245	6	493	(10)

	16,687	(3)	6,730	(16)	5,320	3	4,637	11

Stiefel products	111	—

	16,798	(3)

Pharmaceutical turnover includes co-promotion income.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Consumer Healthcare turnover
Nine months ended 30th September 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	1,707	9	537	—	527	18	643	9
Alli	163	>100	74	35	88	—	1	(50)
Breathe Right	70	7	39	(3)	17	7	14	50
Cold sore franchise	71	—	35	8	28	(4)	8	(13)
Nicotine replacement therapy	249	1	184	—	45	5	20	—
Panadol	289	7	—	—	66	11	223	6
Tums	80	—	69	—	1	—	10	(11)

Oral healthcare	1,109	8	224	15	564	3	321	13
Aquafresh franchise	375	(1)	71	(3)	219	(2)	85	4
Biotene	19	—	14	—	2	—	3	—
Denture care	249	8	58	5	92	8	99	11
Sensodyne franchise	343	14	77	30	145	6	121	17

Nutritional healthcare	660	2	—	—	350	(7)	310	17
Horlicks	200	17	—	—	13	(19)	187	21
Lucozade	290	(3)	—	—	249	(6)	41	15
Ribena	122	(6)	—	—	87	(9)	35	3

	3,476	7	761	4	1,441	5	1,274	12

Statement of comprehensive income

	9 months 2009	9 months 2008
	£m	£m
Profit for the period	4,001	3,695

Exchange movements on overseas net assets	(142)	321
Tax on exchange movements	—	(5)
Fair value movements on available-for-sale investments	93	(48)
Deferred tax on fair value movements on available-for-sale investments	(9)	11
Actuarial losses on defined benefit plans	(486)	(960)
Deferred tax on actuarial movements in defined benefit plans	147	296
Fair value movements on cash flow hedges	(6)	1
Deferred tax on fair value movements on cash flow hedges	2	(1)

Other comprehensive income for the period	(401)	(385)

Total comprehensive income for the period	3,600	3,310

Total comprehensive income for the period attributable to:
Shareholders	3,538	3,237
Minority interests	62	73

	3,600	3,310

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS RELEASE
Balance sheet

	30th September	30th September	31st December
	2009	2008	2008
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,380	8,395	9,678
Goodwill	3,294	1,747	2,101
Other intangible assets	7,261	4,944	5,869
Investments in associates and joint ventures	511	445	552
Other investments	558	454	478
Deferred tax assets	2,397	2,439	2,760
Derivative financial instruments	89	17	107
Other non-current assets	616	465	579

Total non-current assets	24,106	18,906	22,124

Current assets
Inventories	4,193	3,515	4,056
Current tax recoverable	52	50	76
Trade and other receivables	6,050	5,483	6,265
Derivative financial instruments	288	349	856
Liquid investments	274	401	391
Cash and cash equivalents	6,467	5,148	5,623
Assets held for sale	17	8	2

Total current assets	17,341	14,954	17,269

TOTAL ASSETS	41,447	33,860	39,393

LIABILITIES
Current liabilities
Short-term borrowings	(1,886)	(1,387)	(956)
Trade and other payables	(6,084)	(5,143)	(6,075)
Derivative financial instruments	(241)	(195)	(752)
Current tax payable	(1,179)	(1,058)	(780)
Short-term provisions	(1,730)	(1,015)	(1,454)

Total current liabilities	(11,120)	(8,798)	(10,017)

Non-current liabilities
Long-term borrowings	(15,035)	(12,801)	(15,231)
Deferred tax liabilities	(691)	(652)	(714)
Pensions and other post-employment benefits	(3,335)	(2,312)	(3,039)
Other provisions	(1,187)	(1,129)	(1,645)
Derivative financial instruments	—	—	(2)
Other non-current liabilities	(445)	(371)	(427)

Total non-current liabilities	(20,693)	(17,265)	(21,058)

TOTAL LIABILITIES	(31,813)	(26,063)	(31,075)

NET ASSETS	9,634	7,797	8,318

EQUITY
Share capital	1,416	1,423	1,415
Share premium account	1,344	1,322	1,326
Retained earnings	5,701	4,099	4,622
Other reserves	819	642	568

Shareholders’ equity	9,280	7,486	7,931

Minority interests	354	311	387

TOTAL EQUITY	9,634	7,797	8,318

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Cash flow statement
Nine months ended 30th September 2009

	9 months	9 months
	2009	2008	2008
	£m	£m	£m
Profit after tax	4,001	3,695	4,712
Tax on profits	1,640	1,568	1,947
Share of after tax profits of associates and joint ventures	(53)	(30)	(48)
Profit on disposal of interest in associates	(115)	—	—
Net finance expense	505	326	530
Depreciation and other non-cash items	1,248	993	1,437
(Increase)/decrease in working capital	(51)	(207)	69
(Decrease)/increase in other net liabilities	(329)	133	408

Cash generated from operations	6,846	6,478	9,055

Taxation paid	(1,266)	(1,411)	(1,850)

Net cash inflow from operating activities	5,580	5,067	7,205

Cash flow from investing activities
Purchase of property, plant and equipment	(972)	(938)	(1,437)
Proceeds from sale of property, plant and equipment	26	14	20
Purchase of intangible assets	(260)	(346)	(632)
Proceeds from sale of intangible assets	346	170	171
Purchase of equity investments	(117)	(53)	(87)
Proceeds from sale of equity investments	25	32	42
Purchase of businesses, net of cash acquired	(2,677)	(324)	(454)
Investment in associates and joint ventures	(27)	(7)	(9)
Decrease in liquid investments	84	802	905
Proceeds from disposal of interest in associates	178	—	—
Interest received	81	269	320
Dividends from associates and joint ventures	11	9	12

Net cash outflow from investing activities	(3,302)	(372)	(1,149)

Cash flow from financing activities
Proceeds from own shares for employee share options	4	—	9
Shares acquired by ESOP Trusts	(56)	(9)	(19)
Issue of share capital	19	58	62
Purchase of own shares for cancellation	—	(3,324)	(3,706)
Increase in long-term loans	1,358	5,248	5,523
Net increase in/(repayment of) short-term loans	148	(2,648)	(3,059)
Net repayment of obligations under finance leases	(33)	(34)	(48)
Interest paid	(390)	(324)	(730)
Dividends paid to shareholders	(2,290)	(2,250)	(2,929)
Dividends paid to minority interests	(85)	(69)	(79)
Other financing items	(152)	(32)	68

Net cash outflow from financing activities	(1,477)	(3,384)	(4,908)

Increase in cash and bank overdrafts in the period	801	1,311	1,148

Exchange adjustments	(152)	354	1,103
Cash and bank overdrafts at beginning of period	5,472	3,221	3,221

Cash and bank overdrafts at end of period	6,121	4,886	5,472

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,467	5,148	5,623
Overdrafts	(346)	(262)	(151)

	6,121	4,886	5,472

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Statement of changes in equity

	Share	Share	Retained	Other	Minority	Total
	capital	premium	earnings	reserves	interests	equity
	£m	£m	£m	£m	£m	£m
At 1st January 2009	1,415	1,326	4,622	568	387	8,318

Total comprehensive income for the period			3,457	81	62	3,600
Distributions to minority shareholders					(85)	(85)
Changes in minority shareholders					(10)	(10)
Dividends to shareholders			(2,290)			(2,290)
Shares issued	1	18				19
Consideration received for shares transferred by ESOP Trusts				4		4
Shares acquired by ESOP Trusts				(56)		(56)
Write-down on shares held by ESOP Trusts			(222)	222		—
Share-based incentive plans			133			133
Tax on share-based incentive plans			1			1

At 30th September 2009	1,416	1,344	5,701	819	354	9,634

At 1st January 2008	1,503	1,266	6,475	359	307	9,910

Total comprehensive income for the period			3,268	(31)	73	3,310
Distributions to minority shareholders					(69)	(69)
Dividends to shareholders			(2,250)			(2,250)
Shares issued	2	56				58
Shares purchased for cancellation	(82)		(3,339)	82		(3,339)
Shares acquired by ESOP Trusts				(9)		(9)
Write-down on shares held by ESOP Trusts			(241)	241		—
Share-based incentive plans			183			183
Tax on share-based incentive plans			3			3

At 30th September 2008	1,423	1,322	4,099	642	311	7,797

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Segmental information
GSK has implemented IFRS 8 ‘Operating segments’ with effect from 1st January 2009 and this has resulted in a change to the segmental information reported by GSK. Comparative information has been presented on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, Emerging Markets and Asia Pacific/Japan regional pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading pharmaceuticals segment includes Canada, Puerto Rico, Stiefel products, central vaccine tender sales and contract manufacturing sales. The Stiefel business is being integrated into GSK and with effect from 1st January 2010, results will be reported within the relevant geographical pharmaceuticals segments, in line with the way in which the business will be managed.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Unallocated pharmaceuticals costs include costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and unallocated profits on asset disposals.
Turnover by segment
Three months ended 30th September 2009

		Q3 2008
	Q3 2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	2,143	2,101	(12)
Europe pharmaceuticals	1,734	1,563	3
Emerging Markets pharmaceuticals	765	581	25
Asia Pacific/Japan pharmaceuticals	643	464	13
Other trading pharmaceuticals	308	179	48

Pharmaceuticals turnover	5,593	4,888	2
Consumer Healthcare turnover	1,165	994	8

	6,758	5,882	3

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Operating profit by segment
Three months ended 30th September 2009
Operating profit growth for the quarter in some segments has been impacted by asset disposal profits in Q3 2008. Accordingly, the table below also shows operating profit change excluding asset sale profits.

				Excluding
		Q3 2008		asset sale
	Q3 2009	(restated)	Growth	profits
	£m	£m	CER%	CER%
US pharmaceuticals	1,385	1,353	(11)	(12)
Europe pharmaceuticals	1,040	903	4	4
Emerging Markets pharmaceuticals	291	216	35	35
Asia Pacific/Japan pharmaceuticals	333	259	—	5
Other trading pharmaceuticals	113	88	15
Pharmaceuticals R&D	(591)	(700)	(21)
Other unallocated pharmaceuticals costs	(313)	(169)	54

Pharmaceuticals operating profit	2,258	1,950	1	1
Consumer Healthcare operating profit	287	239	9	14

Segment operating profit	2,545	2,189	2
Corporate and other unallocated costs and disposal profits	(322)	(210)

Operating profit before major restructuring	2,223	1,979	(3)
Major restructuring	(152)	(322)

Total operating profit	2,071	1,657

Finance income	19	98
Finance costs	(199)	(218)
Share of after tax profits of associates and joint ventures	22	16

Profit before taxation	1,913	1,553

US pharmaceuticals declined by 11%, broadly in line with the decline in turnover.
Emerging Markets pharmaceutical operating profits increased by 35% on a turnover increase of 25%. Excluding the BMS and UCB product acquisitions turnover grew by 19% in the quarter.
Excluding asset sale profits, Japan and Asia Pacific operating profits increased 5% on a turnover increase of 13%, reflecting declining gross profit margin due to product mix combined with increased SG&A investment to support new product launches in Japan.
Pharmaceuticals R&D costs reduced by 21% in the quarter, essentially reflecting the settlement of a royalty dispute and a provision release due to reassessment of a receivable balance in the quarter. Excluding these items, Pharmaceutical R&D costs were £767 million (Q3 2008: £700 million) and were 1% lower in CER terms versus the previous year.
Other unallocated pharmaceuticals costs increased in 2009 principally due to higher centrally held manufacturing costs and increased investment in vaccines R&D.
Consumer Healthcare operating profit increased 9%, broadly in line with a turnover increase of 8%.
Corporate and other unallocated costs primarily reflected higher pension costs and an £83 million equity investment impairment in the quarter.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Turnover by segment
Nine months ended 30th September 2009

		9 months 2008
	9 months 2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	6,730	6,368	(16)
Europe pharmaceuticals	5,320	4,657	3
Emerging Markets pharmaceuticals	2,146	1,613	19
Asia Pacific/Japan pharmaceuticals	1,891	1,348	10
Other trading pharmaceuticals	711	592	4

Pharmaceuticals turnover	16,798	14,578	(3)
Consumer Healthcare turnover	3,476	2,864	7

	20,274	17,442	(1)

Operating profit by segment
Nine months ended 30th September 2009
Operating profit growth for the nine months in some segments has been impacted by asset disposal profits, principally the disposal of Wellbutrin XL in 2009 and the disposal of four products to Aspen in 2008. Accordingly, the table below also shows operating profit change excluding asset sale profits.

				Excluding
		9 months 2008		asset sale
	9 months 2009	(restated)	Growth	profits
	£m	£m	CER%	CER%
US pharmaceuticals	4,780	4,215	(12)	(17)
Europe pharmaceuticals	3,090	2,702	2	5
Emerging Markets pharmaceuticals	750	632	9	18
Asia Pacific/Japan pharmaceuticals	998	767	(4)	4
Other trading pharmaceuticals	338	338	(12)
Pharmaceuticals R&D	(2,267)	(2,009)	(1)
Other unallocated pharmaceuticals costs	(991)	(534)	43

Pharmaceuticals operating profit	6,698	6,111	(11)	(12)
Consumer Healthcare operating profit	686	574	5	7

Segment operating profit	7,384	6,685	(9)
Corporate and other unallocated costs and disposal profits	(804)	(532)

Operating profit before major restructuring	6,580	6,153	(13)
Major restructuring	(602)	(594)

Total operating profit	5,978	5,559	(14)

Finance income	65	276
Finance costs	(570)	(602)
Profit on disposal of interest in associate	115
Share of after tax profits of associates and joint ventures	53	30

Profit before taxation	5,641	5,263

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
US pharmaceuticals turnover declined 16% which was only partly mitigated by reductions in operating costs. Consequently operating profit excluding asset sale profits declined by 17%. Operating profit decreased by 12% overall reflecting the benefit of higher asset sale profits this year.
Europe, Emerging Markets and Asia Pacific pharmaceutical operating profits were impacted by an adverse comparison to last year where the 2008 profits included the disposal of products to Aspen.
Excluding asset sale profits, operating profit grew by 5% in Europe (slightly above turnover growth) and by 18% in Emerging Markets on a turnover increase of 19% reflecting increased SG&A investment to grow the business.
Japan and Asia Pacific profit increased 4% after excluding asset sale profits reflecting increased SG&A investment to support new product launches in Japan and the adverse impact of a one-off pension gain recorded last year.
Other unallocated pharmaceuticals costs increased in 2009 principally due to higher exchange losses of £94 million (2008: £39 million gain) and higher centrally held manufacturing costs as well as increased investment in vaccines R&D.
Consumer Healthcare turnover increased 7% but operating profits only increased by 5% reflecting increased SG&A investment to grow the business.
Corporate and other unallocated costs increased due to higher legal costs, pension charges and equity investment impairments in 2009.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2008.
At 30th September 2009, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 24) was £1.7 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the 2008 Annual Report (as previously updated by the Legal matters section of the Results Announcements for Q1 and Q2 2009) are as follows:
With respect to litigation alleging that use of Paxil during pregnancy resulted in birth defects, the first trial in the Philadelphia Mass Tort Program resulted in an adverse jury verdict on 13th October 2009, in the amount of $2.5 million (Kilker v. GlaxoSmithKline). No punitive damages were awarded. The company plans to appeal.
On 16th October 2009, the Alabama Supreme Court issued an opinion reversing the $81 million jury verdict entered against the Group last summer in the litigation in Alabama State Court relating to GSK’s alleged violations of federal and state fraud and abuse laws as a result of the way ‘average wholesale price’ (AWP) has been determined and reported for various drug reimbursements under the Medicaid programme. The court found that the State of Alabama’s Medicaid programme had not been defrauded and rendered judgement in GSK’s favour.
On 24th August 2009, the US Court of Appeals for the Second Circuit affirmed the District Court’s dismissal of an Avandia-related securities action (Borochoff).
GSK’s motion to dismiss the amended complaint of the purported class of indirect purchasers was granted in respect of some, but not all, class representatives in the Wellbutrin XL action filed in the US District Court for the Eastern District of Pennsylvania against Biovail and GSK alleging unlawful monopolisation and other antitrust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing by Biovail of citizen petitions. The ruling dismissed many of the putative class representatives and many of the claims asserted by the indirect purchasers. The case will proceed to discovery with respect to the remaining class representatives and claims of the purported class of direct purchasers (pursuant to the court’s denial of GSK’s motion to dismiss such claims).
On 3rd August 2009, Novartis sued GSK in Belgium for patent infringement in relation to Hiberix, Infanrix Hexa and Menitorix vaccine products and in relation to phase III development vaccine projects HibMenCY and MenACWY, on a patent which purportedly covers a part of the manufacturing process for such vaccine products. Parallel infringement proceedings were also filed by Novartis in the UK for Infanrix Hexa, Menitorix and Hiberix. GSK has filed revocation actions against the patent with trials scheduled for 11th January 2010 in the UK and 23rd January and 28th January in Belgium. GSK has also commenced an opposition proceeding against the Novartis patent at the European Patent Office (EPO), and at GSK’s request, the EPO has recently granted an accelerated review to reconsider the validity of the patent. GSK will seek to revoke the patent in all member states in this accelerated review process, on the basis that the patent is invalid and should not have been issued.
With respect to the matters relating to the Group’s manufacturing operations in Cidra, Puerto Rico, on 30th July 2009, the Cidra site ceased operations and commenced decommissioning activities. On 6th October 2009, the US District Court for the Eastern District of North Carolina entered an order vacating the Consent Decree.
On 8th October 2009, the Group filed an action in the US Federal District Court for the Southern District of Florida seeking a declaratory judgement that US Patent 6,331,415 (the so-called “Cabilly II” patent) which is owned by Genentech, Inc. and City of Hope, is invalid, unenforceable or not infringed by GSK’s product Arzerra (ofatumumab).
With respect to the Group’s patent infringement action filed against Barr Laboratories (since acquired by Teva) in the US District Court for the District of Delaware relating to the basic Avodart compound patent (US 5,565,467) which expires in 2015, a hearing date of 23rd February 2010 has been set. FDA approval of Barr’s ANDA is stayed until the earlier of July 2010, or resolution of the patent infringement action.
Developments with respect to tax matters are described in ‘Taxation’ on page 24.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2008. There have been no material changes to tax matters since the publication of the Annual Report.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Additional information

	Paid/	Pence per
Dividends	payable	share	£m
2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	761

2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	730
Fourth interim	9th April 2009	17	859

		57	2,951

Weighted average number of shares

	Q3 2009	Q3 2008
	millions	millions
Weighted average number of shares — basic	5,070	5,115
Dilutive effect of share options and share awards	38	31

Weighted average number of shares — diluted	5,108	5,146

	9 months	9 months
	2009	2008	2008
	millions	millions	millions
Weighted average number of shares — basic	5,068	5,234	5,195
Dilutive effect of share options and share awards	39	34	31

Weighted average number of shares — diluted	5,107	5,268	5,226

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Net assets
The book value of net assets increased by £1,316 million from £8,318 million at 31st December 2008 to £9,634 million at 30th September 2009. This reflects an increase in net assets arising from operating activities, partially offset by dividend payments and an increase in the pension deficit. The increase in the pension deficit arose predominantly from an increase in the estimated long-term UK inflation rate and a decrease in the rate used to discount UK pension liabilities from 6.20% to 5.50%, partly offset by an increase in asset values. At 30th September 2009, the net deficit on the Group’s pension plans was £2,000 million compared with £1,697 million at 31st December 2008.
The carrying value of investments in associates and joint ventures at 30th September 2009 was £511 million, with a market value of £1,118 million.
At 30th September 2009, the ESOP Trusts held 118.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,274 million has been deducted from other reserves. The market value of these shares was £1,460 million.
GSK did not purchase any shares for cancellation in the period. At 30th September, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Capital expenditure
In the period to 30th September 2009 there were additions to property, plant and equipment of £958 million (9 months 2008: £928 million) and additions to intangible assets of £212 million (9 months 2008: £346 million).
In the period to 30th September 2009 there were disposals of property, plant and equipment with a book value of £35 million (9 months 2008: £30 million) and disposals of intangible assets with a book value of £nil (9 months 2008: £nil).
Reconciliation of cash flow to movements in net debt

	9 months	9 months
	2009	2008	2008
	£m	£m	£m
Net debt at beginning of the period	(10,173)	(6,039)	(6,039)

Increase in cash and bank overdrafts	801	1,311	1,148
Cash inflow from liquid investments	(84)	(802)	(905)
Net increase in long-term loans	(1,358)	(5,248)	(5,523)
Net (increase in)/repayment of short-term loans	(148)	2,648	3,059
Net repayment of obligations under finance leases	33	34	48
Debt of subsidiary undertakings acquired	(4)	—	—
Exchange adjustments	784	(502)	(1,918)
Other non-cash movements	(31)	(41)	(43)

Increase in net debt	(7)	(2,600)	(4,134)

Net debt at end of the period	(10,180)	(8,639)	(10,173)

Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Business acquisitions
On 22nd July 2009, the Group acquired all of the share capital of Stiefel Laboratories Inc., the world’s largest private dermatological company for a cash consideration of £1,992 million net of cash acquired and including £305 million of debt repaid on acquisition. The purchase price of £2,249 million included £74 million of cash and cash equivalents, £1,295 million of intangible assets, £1,140 million of goodwill, representing the potential for additional growth from the combination of the Stiefel business and GSK’s existing dermatology portfolio, and £260 million of other net liabilities. The purchase price includes potential obligations to make additional payments depending on the future performance of the business. These are provisional valuations and may change in the future. Stiefel Laboratories Inc. had a turnover of £414 million and a loss after tax (including restructuring costs) of £54 million for the nine months to 30th September 2009, of which £111 million of turnover and £29 million of loss after tax (including restructuring costs) related to the period since acquisition and are included in the Group accounts. Since acquisition, Stiefel made an operating profit of £15 million before restructuring costs and intangible assets amortisation.
The new business will provide significant opportunities for both sales and cost synergies. Stiefel’s products will benefit from GSK’s global distribution and commercial organisations, particularly in markets such as Brazil, Russia, India, China and Japan. GSK’s products will benefit from Stiefel’s specialty sales force relationships and experienced management in dermatology.
Cost synergies for the new business are expected primarily from combining manufacturing and administrative functions. As previously reported, GSK expects to deliver annual pre-tax cost savings of up to $240 million by 2012 with restructuring costs of approximately $325 million over the next three years. Excluding restructuring costs, the Stiefel acquisition is expected to result in a dilution of GSK’s earnings per share of less than 1% in 2009 and an improvement of 1-2% in 2010.
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2008. In March 2009, 5,749,157 shares in the Group’s associate, Quest Diagnostics Inc. were sold for a cash consideration of £178 million, the majority of the shares being sold direct to Quest Diagnostics Inc. with the remainder being sold in the market.
Apart from the above, there were no material transactions with any of the Group’s joint ventures and associates in the nine months ended 30th September 2009. There were no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 30th September 2009 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

			9 months	9 months	31st December
	Q3 2009	Q3 2008	2009	2008	2008
Average rates:
£/US$	1.62	1.87	1.54	1.95	1.85
£/Euro	1.14	1.27	1.12	1.29	1.26
£/Yen	149	203	145	207	192

Period end rates:
£/US$	1.60	1.78	1.60	1.78	1.44
£/Euro	1.09	1.27	1.09	1.27	1.04
£/Yen	143	189	143	189	131
During Q3 and 9 months 2009, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same periods in 2008. Period end Sterling exchange rates were also weaker against all three currencies compared with those at 30th September 2008.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2009 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2008, except that GSK has implemented IAS 1 (Revised) ‘Presentation of financial statements’, IAS 23 (Revised) ‘Borrowing costs’ and IFRS 8 ‘Operating segments’ with effect from 1st January 2009. The implementation of IFRS 8 has resulted in a change to the segmental information reported by GSK, as described in ‘Segmental information’ on page 19. Comparative information has been presented on a consistent basis.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2008 has been derived from the full Group accounts published in the Annual Report 2008, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Issued: Wednesday, 28th October 2009, London, U.K.

PRESS
RELEASE
Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the three and nine months ended 30th September 2009 which comprises the income statements and statements of comprehensive income for the three and nine months ended 30th September 2009, the balance sheet at 30th September 2009, statement of changes in equity, cash flow statement and related notes (excluding the pharmaceuticals and vaccines pipeline table) for the nine months ended 30th September 2009. We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Results Announcement has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30th September 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
28th October 2009
London
Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Issued: Wednesday, 28th October 2009, London, U.K.